Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

July 9, 2012

Item 3.	News Release

The Company’s news release dated July 9, 2012, was disseminated by Marketwire, Incorporated on July 9, 2012.

Item 4.	Summary of Material Change

The Company announced a correction to its press release of this morning at 8:53 a.m. (Eastern Time), entitled “Petaquilla Announces Normal Course Issuer Bid” (the “News Release”). In the first paragraph of the News Release, the Company announced it had filed a notice with the Toronto Stock Exchange for, and received its approval to make, a Normal Course Issuer Bid permitting the Company to purchase up to 17,000,000 common shares ("Shares"), representing approximately 4.7% of its public float. The correct percentage is 7.9%, rather than 4.7%.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Joao C. Manuel, Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated July 9, 2012

PETAQUILLA MINERALS LTD.

Per:   /s/ Joao C. Manuel
Joao C. Manuel
Chief Executive Officer

SCHEDULE "A"

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Correction from Source: Petaquilla Announces Normal Course Issuer Bid

Vancouver, BC – July 9, 2012: Petaquilla Minerals Ltd. (the “Company”) announces a correction to its press release of this morning at 8:53 a.m. (Eastern Time), entitled “Petaquilla Announces Normal Course Issuer Bid“ (the “News Release”).

In the first paragraph of the News Release, the Company announced it had filed a notice with the Toronto Stock Exchange for, and received its approval to make, a Normal Course Issuer Bid permitting the Company to purchase up to 17,000,000 common shares ("Shares"), representing approximately 4.7% of its public float. The correct percentage is 7.9%, rather than 4.7%.

All other content of the News Release remains unchanged.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.